
wolfson
microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

FILE NO. 82-34753

17 August 2010


10016195

VIA COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington, DC 20549
U.S.A.


SUPPL

Ladies and Gentlemen

Re: **FILE NO. 82-34753**

Wolfson Microelectronics plc (the "Company")
Supplemental Submission Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

We are submitting the information indicated on Schedule I pursuant to the Company's exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder. The Company's counsel received an acknowledgement postmarked November 24, 2003, from the staff of the Commission confirming receipt of the Company's initial submission.

The information listed on Schedule I and submitted herewith is information that may be material to investors that the Company:

1. has made or is required to make public pursuant to the laws of Scotland;

2. has filed or is required to file with the United Kingdom Listing Authority ("UKLA") or the London Stock Exchange and which was made public by the UKLA or the London Stock Exchange; and

3. has distributed or is required to distribute to the holders of the Company's securities.

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information please contact either the undersigned at the Company on 011-44-131-272-7429 or Timothy Corbett, of Wilmer Cutler Pickering Hale and Dorr LLP (our external legal counsel) at 011-44-20-7645-2509.

dlw 8/20



Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed envelope to Timothy Corbett, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109.

Yours faithfully

Jill Goldsmith
Company Secretary

Enclosures



SCHEDULE I
WOLFSON MICROELECTRONICS PLC

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1 Information notified to the Regulatory Information Service between 17 July 2010 and 16 August 2010 (inclusive)

- Notification in relation to voting rights and capital
- Q2 2010 / H1 2010 results

2. Documents filed with Registrar of Companies for Scotland

- Form SH01 – Return of Allotment of Shares
- Form AR01 - Annual Return

3. Documents submitted to the Financial Services Authority

- None during the period

Regulatory Story

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Voting rights and capital
Released	10:28 30-Jul-2010
Number	2411Q10

wolfson microelectronics

RNS Number : 2411Q
Wolfson Microelectronics PLC
30 July 2010

Edinburgh, 30 July 2010

Wolfson Microelectronics plc ("the Company")
Voting rights and capital

This notification is made in conformity with the provisions of the Financial Services Authority's ("FSA") Disclosure and Transparency Rules.

The Company's capital consists of 115,292,513 ordinary shares of 0.1 pence each with each share carrying the right to one vote. No shares are held in Treasury. Accordingly, the total number of voting rights in the Company is 115,292,513.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Enquiries:
Jill Goldsmith, Company Secretary
0131 272 7000

This information is provided by RNS
The company news service from the London Stock Exchange

END

TVRKBLBXBDFLBBD

Regulatory

Regulatory Story

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Q2 and H1 2010 Results
Released	07:01 04-Aug-2010
Number	4863Q07

wolfson microelectronics

RNS Number : 4863Q
Wolfson Microelectronics PLC
04 August 2010

4 August 2010

WOLFSON MICROELECTRONICS plc
Second quarter and first half results to 4 July 2010

Wolfson Microelectronics plc ("Wolfson" or "the Company"), a leading supplier of mixed-signal semiconductors for consumer electronic products, announces its financial results for the second quarter and half year ended 4 July 2010.

Strong revenue growth delivered; further revenue growth and return to profitability expected in Q3 2010

Key financials for the second quarter 2010:

- Revenue up 26% sequentially to $36.0m (Q1 2010: $28.5m)
- Revenue up 8% year-on-year (Q2 2009: $33.2m)
- Gross margin improved to 51.1% (Q2 2009: 50.5%)
- Underlying operating loss* of $1.3m (Q2 2009: $0.2m loss)
- Operating loss of $3.8m (Q2 2009: $2.4m loss)

Key financials for the first half 2010:

- Revenue up 10.5% to $64.5m (H1 2009: $58.4m)
- Gross margin of 51.3% (H1 2009: 50.4%)
- Underlying operating loss* of $6.1m (H1 2009: $3.8m loss)
- Operating loss of $10.9m (H1 2009: $7.6m loss)
- Underlying* diluted loss per share of 3.7 cents (H1 2009: 1.9 cents)
- Cash and short-term deposits amounted to $88.2m at 4 July 2010 compared to $97.8m at 3 January 2010 and $100.7m 5 July 2009, with no debt

Operating highlights for the first half 2010:

- 2009 design-ins transitioning to initial volume manufacturing in line with expectations, supporting 26% sequential revenue growth in Q2 and strong Q3/Q4 backlog
- Continuing strong design-in momentum with 165 new design-ins during H1 2010, 30% ahead of the 2009 run rate, further demonstrating the strength of Wolfson's refreshed product portfolio
- Product development performance maintained with the launch of 18 new products
- Wolfson's flagship audio hub products shipping in the new Samsung Wave and Galaxy S smartphones
- Selected by LG for their LG-LB4400 music phone and the Android-powered LG Optimus GT540 smartphone
- Selected by a Tier 1 gaming manufacturer for their next generation gaming console and new gaming accessory

Outlook

- Q3 2010 revenue expected to be in the range of $47m to $53m
- Q3 2010 gross margin expected to remain around 50%
- Expect to return to underlying profitability in Q3 2010

Commenting on the results Mike Hickey, Chief Executive Officer of Wolfson, said: "In the first half of 2010 we continued to make good progress with sales growth across most application segments and overall revenues up both year-on-year and sequentially. Additionally, we saw the launch of another 18 new products and an increasingly strong design-in performance.

"Looking ahead, we expect the previously reported design-ins, responsible for the strong sequential growth in Q2, to continue to translate into sales and support the strong backlog we see for both Q3 and Q4. This underpins our expectation of revenue growth and a return to profitability in Q3 and a strong 2nd half of 2010. The strength of our expanding portfolio and our design-in performance gives us increasing confidence of further revenue growth next year."

**Underlying means after adding back amortisation of acquired intangible assets and share-based compensation charges. For loss per share purposes, this is calculated by adding back to net loss such cost net of the estimated tax impact and dividing by the number of dilutive shares in issue. The term "underlying" is not defined in IFRS and therefore may not be comparable with similarly titled measures reported by other companies. Underlying measures are not intended as a substitute for, or a superior measure to, IFRS measures.*

Enquiries:

Wolfson Microelectronics
Mike Hickey, CEO 0207 596 2860 On the day
Mark Cubitt, CFO 0131 272 7000 Thereafter

Corfin Public Relations
Harry Chathli, Neil Thapar 0207 596 2860

Mike Hickey, CEO, and Mark Cubitt, CFO, will be hosting a presentation to investors and analysts at 09.30 BST at JP Morgan Cazenove, 20 Moorgate, London, EC2R 6DA. An audio webcast of the Wolfson Microelectronics plc 2010 Interim Results and presentation can be heard LIVE from 09.30 BST via http://www.wolfsonmicro.com/investor or www.streetevents.com

Additionally, there is a dial in facility: UK Dial-in +44 (0) 20 7138 0839; US Dial-in +1 718 354 1362; Access Pin: 9931452#. Replay of conference call available from 10.30 BST on: +44 (0) 20 7111 1244 or +1 347 366 9565; Access Pin 9931452#

This document contains certain statements that are not historical facts, including statements about Wolfson's expectations and beliefs and statements with respect to its business plan, operations and financial performance and condition and other objectives. Such statements are forward-looking statements. These statements typically contain words such as "intends", "expects" "anticipates", "estimates", "aims", "believes", "assumes", "should", and words of similar import, which are predictions of or indicate future events and future trends. Undue reliance should not be placed on such statements, which are based on Wolfson's current plans, estimates, projections and assumptions. By their nature, forward-looking statements involve known and unknown risk and uncertainty because they relate to events and depend on circumstances which may occur in the future and which in some cases are beyond Wolfson's control. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited, to future revenues being lower than expected; increasing competitive pressures within the industry; general economic conditions or conditions affecting the relevant industries, both domestically and internationally, being less favourable than expected.

INTERIM MANAGEMENT REPORT

Operational Review

Sales grew sequentially by 26% in the second quarter to $36.0m (Q1 2010: $28.5m) and increased 10.5% in the first half compared to the same period in 2009.

Sales in mobile phone applications grew sequentially by over 80% in the second quarter of 2010 to $8.2m (Q1 2010: $4.5m). For the first half of 2010 mobile phone sales were $12.6m (H1 2009: $17.7m), with Q2 2010 mobile phone sales slightly up on Q2 2009. The design-ins secured in this area will continue to ramp to volume manufacturing during the second half of 2010, and the Company expects further significant revenue growth for mobile phones during the second half of 2010.

Most applications saw revenue growth in the first half of 2010, in comparison to H1 2009, with Blu-ray DVD, audio visual, automotive, gaming and printers performing strongly. The PND market remained flat while there was a drop in sales in the PC sector, which in Q2 2009 had an unusually strong quarter.

Product development performance has been maintained, with another 18 new products across all product lines being launched in the first half of 2010. This enhanced product portfolio continues to drive design-in momentum, which was up around 30% year-on-year with a total of 165 being secured in the first half of 2010.

Good progress is being made on the 256 design-ins won in 2009, with around two thirds having now transitioned to initial volume manufacturing. The Company expects the balance to transition during the second half of 2010.

Wolfson AudioPlus™ Update

The Company continues to make solid progress with its Wolfson AudioPlus™ strategy to increase its market share and the size of its addressable market, currently forecast to be around $5 billion in 2012. So far this year, Wolfson has launched key new products across all of its product lines, continuing to enhance its portfolio significantly, and is now able to offer best in class high definition audio solutions across a wide range of consumer electronics products. The highlights are described below.

Audio Products

In the first half of 2010, Wolfson's audio hubs have continued to build momentum with additional design-ins, with both existing and new customers, in high-volume consumer electronics products across mobile phones and portable media players. In addition, Wolfson's core audio products have secured a significant number of design-ins during the first six months of the year. These design-ins, many from Tier 1 manufacturers, cover our key application markets including digital still cameras, flat panel televisions, Blu-ray DVD players, multi-functional printers and scanners, gaming consoles and other portable devices.

Wolfson's innovative ultra low power audio hub solution, the WM8994, is shipping to Samsung for inclusion in its breakthrough new smartphones, Wave and Galaxy S.

Wolfson's audio hub solution, the WM8993, and its high performance low power audio amplifier, the WM9093, are shipping in volume in a wide range of LG mobile phones and smartphones.

Wolfson's stereo digital-to-analogue converter has been selected by a Tier 1 gaming manufacturer for its next generation gaming console, and the Company's low power stereo analogue-to-digital converter (ADC), has been incorporated into its innovative new gaming accessory.

Wolfson introduced its latest ADCs, the WM8788 and WM8789, which are the industry's highest performing stereo audio ADCs. These can dramatically improve the audio performance of LCD televisions, DVD players and recorders, Blu-ray players and set-top boxes.

Power Management

During the first half of 2010, Wolfson's family of power management integrated circuits continued to build on its success in e-book readers and portable media players and achieved notable design-ins.

Wolfson introduced the WM8321 a flexible, single chip power management solution that is specifically designed for low power portable consumer applications, including smartphones, e-book readers, netbooks and portable media players, as well as any product with a multimedia processor.

Wolfson's power management and audio solution, the WM8352, has been selected by HelloSoft, a leading Indian technology company, for inclusion in its Android version of the ultra low power VoIP WiFi phone reference design.

Revenue from power management is forecast to grow substantially in 2010 from 3% of total revenue in 2009 on the back of the successful design-ins.

True Mics

Building on its analogue micro-electro-mechanical systems (MEMS) microphones, Wolfson introduced its new digital silicon MEMS microphones. These digital MEMS microphones are in demand by many of the world's leading consumer electronics manufacturers. They are ideal for portable applications including mobile phones, netbooks, media players, digital still cameras, and navigation devices.

True Mics secured a number of design-ins during the first half of 2010 including a Tier 1 gaming manufacturer and a leading headset company. Whilst current revenues are small, MEMS microphones are continuing to build momentum with volume shipments to numerous customers.

Noise Cancellation and Soundware

Wolfson's SoundStage™ software has been selected by BBK Electronics, one of China's leading mobile phone providers, to improve the audio quality of its handsets.

In July 2010 Wolfson introduced the next device in its family of ambient noise cancellation (ANC) technology devices, the WM2002. This device is targeted at both wired and Bluetooth stereo headphones and headsets.

Financial review - half-year ended 4 July 2010

Income statement

The Company's financial performance for H1 2010 is summarised below.

	H1 2010		H1 2009	
	$m	% revs	$m	% revs
Revenue	64.5		58.4	
Gross profit	33.1	51.3%	29.5	50.4%
Overheads				
Research & development	(21.7)	34%	(17.7)	30%
Distribution & selling	(11.6)	18%	(9.4)	16%
Administration	(5.9)	9%	(6.2)	11%
Underlying operating loss	(6.1)	-9%	(3.8)	-7%
Share based compensation	(2.2)	3%	(1.3)	2%
Amortisation charges	(2.6)	4%	(2.5)	4%
Operating loss	(10.9)	-17%	(7.6)	-13%
Net Financing Income	0.2	0%	0.8	1%
Loss before tax	(10.7)	-17%	(6.8)	-12%
Income tax	3.0		1.9	
Loss after tax	(7.7)	-12%	(4.9)	-8%
Underlying diluted loss per share (cents)	(3.7)		(1.9)	
Average £/$ exchange rate	1.59		1.56	

Revenue

Revenue in H1 2010 was $64.5m, a 10.5% year-on-year increase (H1 2009: $58.4m), with the design-ins secured during 2009 transitioning to initial volume production. The largest customer in H1 2010 represented 14% of total revenue, the same as in H1 2009, with no other customer over 10%.

Gross Profit

Gross profit was $33.1m compared to $29.5m in H1 2009. Gross margin was 51.3%, up from the 50.4% reported in H1 2009, the increase being due primarily to the product mix.

Operating Expenses

Research and development expenditure, excluding amortisation and share-based compensation charges, was $21.7m, or 34% of revenues, which compares with $17.7m or 30% of revenues in H1 2009, representing a rise of 23% in cash spend. This reflects increased investment in digital signal processor (DSP) and audio solutions and associated software.

Distribution and selling expenses, excluding share-based compensation charges, were $11.6m or 18% of revenues, which compares with $9.4m or 16% of revenues in H1 2009. This represents an increase of 23% and reflects increased costs to support the higher level of new customer product ramps.

Administration expenses, excluding amortisation and share-based compensation charges, fell by 5% to $5.9m or 9% of revenues (H1 2009: $6.2m or 11% of revenues).

The effective average US dollar to sterling rate for H1 2010 was $1.59/£1 compared to $1.56/£1 for H1 2009. It is estimated that every one cent increase in the US dollar / sterling exchange rate has the effect of reducing the Company's operating profit by $300,000 on an annualised basis. H2 2010 overheads have been hedged at a rate of 1.51, giving an overall average of 1.55 for the full year (2009: 1.56).

Operating Profit

The underlying operating loss in H1 2010, excluding amortisation charges on acquired intangible assets and share-based compensation charges, was $6.1m (H1 2009: $3.8m loss).

Share-based compensation charges, calculated in accordance with IFRS 2, and related payroll taxes amounted to $2.2m (H1 2009: $1.3m). The lower charge in H1 2009 reflected credits for lapsed awards. For the remainder of 2010, the charge for share-based compensation is expected to be around $1.2m per quarter.

Amortisation charges relating to the intangible assets arising from the acquisitions in 2007 amounted to $2.6m in H1 2010, marginally up from $2.5m in H1 2009. The quarterly charge will be around $1.3m for the rest of 2010.

The IFRS operating loss was $10.9m (H1 2009: $7.6m loss). The loss can be explained by:

- Increase in investment in R&D of $4.0m
- Increase in distribution and selling costs associated with new product ramps, of $2.2m
- Increase in IFRS2 share based payment charge of $0.9m

Offset by:

- Increase in gross profit of $3.6m
- Reduction in administration costs of $0.3m

Interest & Taxation

Net financing income was $0.2m in H1 2010 compared with $0.8m in H1 2009. The non-cash finance expense of $1.0m (H1 2009: $0.6m) relates to the interest expense on the Company's defined benefit pension scheme obligation, and a charge relating to notional interest on the discounted deferred consideration on the acquisitions. The reduction in cash interest income reflects the lower US dollar interest rates on deposits.

The effective rate of tax in H1 2010 was 28.0% (H1 2009: 28.3%). The effective rate of tax is favourably affected by the availability of tax allowances on research and development expenditure, but is also adversely impacted by the lack of deferred tax relief available on share options that had exercise prices in excess of the share price at 2 July 2010.

The underlying fully diluted loss per share amounted to 3.7 cents in H1 2010 (H1 2009: 1.9 cents loss). The fully diluted loss per share amounted to 6.7 cents in H1 2010 (H1 2009: 4.3 cents loss).

Cash Flow and Balance Sheet

Summarised Consolidated Cash Flow

	H1 2010 $m	**H1 2009 $m**
Loss before tax	**(10.7)**	**(6.8)**
Depreciation & amortisation	7.3	6.8
Net finance income	(0.2)	(0.8)
Loss before interest, tax, depreciation and amortisation	**(3.6)**	**(0.8)**
Share based compensation	1.9	1.3
Change in working capital	(2.6)	10.4
Foreign exchange	(0.2)	0.7
Income taxes received / (paid)	0.1	(0.7)
Net cash flow from operating activities	**(4.4)**	**10.9**
Capital expenditure	(3.4)	(2.1)
Free cash flow	**(7.8)**	**8.8**
Deferred consideration payments	(1.0)	(1.6)
Purchase of own shares by Trust	(0.8)	-
Interest received	0.3	1.5
Foreign Exchange	(0.3)	(0.2)
Net cash (outflow) / inflow	**(9.6)**	**8.5**
Opening cash balance	97.8	92.2
Closing cash balance	**88.2**	**100.7**

Cash and short-term deposits amounted to $88.2m at 4 July 2010 compared to $97.8m at 3 January 2010 and $100.7m at 5 July 2009.

Net cash outflow from operating activities was $4.4m in H1 2010 compared to an inflow of $10.9m in H1 2009. In 2009, the cash inflow was primarily the result of lower working capital on the back of reduced trading activity in 2009, whereas working capital is now building to support the revenue ramp in H2 2010 as business activity increases.

At 4 July 2010, days of inventory, trade debtors and trade payables were 64, 45 and 54 respectively (83, 45 and 51 days respectively at 5 July 2009; 72, 43 and 48 days respectively at 3 January 2010).

During H1 2010, $1.0m of deferred consideration was paid in connection with the delivery of certain milestones on the Sonaptic and Oligon acquisitions (H1 2009: $1.6m).

Cash outflow on capital expenditure in H1 2010 amounted to $3.4m compared to $2.1m for the same period in 2009, and represented spend on computer hardware and software, including licences for evaluation and design purposes.

In order to cover employee share awards, $0.8m was spent in H1 2010 to fund the purchase of 338,207 shares in the Company (H1 2009: nil) by one of the Employee Share Trusts. The two Employee Share Trusts currently hold a total of 4,771,076 shares in the Company, representing 4.14% of the issued share capital. The Company plans to provide funds to one of the Employee Share Trusts so that it may purchase around a further 1 million shares in the Company to cover existing employee share-based awards.

The Company's financial performance for Q2 2010 is summarised below.

	Q2 2010		Q1 2010		Q2 2009	
	$m	% revs	$m	% revs	$m	% revs
Revenue	**36.0**		**28.5**		**33.2**	
Gross profit	**18.4**	**51.1%**	**14.6**	**51.5%**	**16.8**	**50.5%**
Overheads						
Research & development	(10.8)	30%	(10.9)	38%	(9.3)	28%
Distribution & selling	(5.7)	16%	(5.9)	21%	(4.6)	14%
Administration	(3.2)	9%	(2.7)	9%	(3.1)	9%
Underlying operating loss	**(1.3)**	**-4%**	**(4.9)**	**-17%**	**(0.2)**	**-1%**
Share based compensation	(1.2)	3%	(0.9)	3%	(1.0)	3%
Amortisation charges	(1.3)	4%	(1.3)	5%	(1.2)	4%
Operating loss	**(3.8)**	**-11%**	(7.1)	**-25%**	**(2.4)**	**-7%**
Net Financing Income	-	0%	0.2	1%	0.3	1%
Loss before tax	**(3.8)**	**-11%**	**(6.9)**	**-24%**	**(2.1)**	**-6%**
Income tax	1.0		1.9		0.6	
Loss after tax	**(2.8)**	**-8%**	**(5.0)**	**-17%**	**(1.5)**	**-5%**
Underlying diluted (loss) / earnings per share (cents)	(0.8)		(2.9)		0.04	
Average £/$ exchange rate	1.576		1.62		1.56	

Principal risks and uncertainties

The principal risks and uncertainties which could have a material impact on the Company's performance over the remaining 26 weeks of the financial year and could cause actual results to differ materially from expected have not changed from those set out in the Operating and Financial Review included in the Company's 2009 Annual Report and Accounts (pages 17 - 19), a copy of which is available on the Company's website at www.wolfsonmicro.com.

The principal risks and uncertainties of particular relevance to the second half of 2010 are the dependence on the strength of the consumer electronics market, supply constraints and the success of the end products Wolfson is designed into.

There are a number of other principal risks and uncertainties that could have a material impact on the Company's long-term performance, as described in the Company's 2009 Annual Report and Accounts.

Related party transactions

The transactions which took place in the twenty-six weeks to 4 July 2010 with related parties were consistent with those reported in the Company's consolidated financial statements for the fifty-three week period ended 3 January 2010.

Responsibility statement of the directors in respect of the half yearly financial report

We confirm that to the best of our knowledge:

- the condensed set of financial statements has been prepared in accordance with IAS 34 *Interim Financial Reporting* as adopted by the EU;
- the interim management report includes a fair review of the information required by:

(a) DTR 4.2.7R of the *Disclosure and Transparency Rules,* being an indication of important events that have occurred during the first twenty-six weeks of the financial year and their impact on the condensed set of financial statements; and a description of the principal risks and uncertainties for the remaining twenty-six weeks of the year; and

(b) DTR 4.2.8R of the *Disclosure and Transparency Rules,* being related party transactions that have taken place in the first twenty-six weeks of the current financial year and that have materially affected the financial position or performance of the entity during that period; and any changes in the related party transactions described in the last annual report that could do so.

JM Hickey	M Cubitt
Chief Executive Officer	Chief Financial Officer

3 August 2010

Condensed consolidated income statement *For the period ended 4 July 2010*	*Notes*	**Q2 2010** **13-week period from 5 April 2010 to 4 July 2010** **$'000**	Q2 2009 13-week period from 6 April 2009 to 5 July 2009 $'000	Q1 2010 13-week period from 4 January 2010 to 4 April 2010 $'000	**H1 2010*** **26-week period from 4 January 2010 to 4 July 2010** **$'000**	H1 2009 27-week period from 29 December 2008 to 5 July 2009 $'000	53 weeks ended 3 January 2010** $'000
Revenue	*3,4*	**36,021**	33,204	28,466	**64,487**	58,423	121,331
Cost of sales		**(17,591)**	(16,425)	(13,816)	**(31,407)**	(28,982)	(59,850)
Gross profit	*4*	**18,430**	16,779	14,650	**33,080**	29,441	61,481
Distribution and selling costs	*5*	**(6,129)**	(4,921)	(6,250)	**(12,379)**	(9,922)	(21,280)
Research and development expenses	*5*	**(12,649)**	(11,004)	(12,656)	**(25,305)**	(20,919)	(44,012)
Administrative expenses	*5*	**(3,487)**	(3,307)	(2,829)	**(6,316)**	(6,271)	(11,989)
Operating loss	*6*	**(3,835)**	(2,453)	(7,085)	**(10,920)**	(7,671)	(15,800)
Financial income		**609**	538	565	**1,174**	1,429	2,306
Financial expenses		**(649)**	(243)	(367)	**(1,016)**	(646)	(1,316)
Net financing (expense) / income		**(40)**	295	198	**158**	783	990
Loss before tax		**(3,875)**	(2,158)	(6,887)	**(10,762)**	(6,888)	(14,810)
Income tax credit	*7*	**1,087**	609	1,926	**3,013**	1,946	4,586
Loss for the period attributable to the Owners of the Company		**(2,788)**	(1,549)	(4,961)	**(7,749)**	(4,942)	(10,224)
Basic loss per share (cents)	*8*	**(2.42)**	(1.35)	(4.30)	**(6.72)**	(4.29)	(8.88)
Diluted loss per share (cents)	*8*	**(2.42)**	(1.35)	(4.30)	**(6.72)**	(4.29)	(8.88)

* The review undertaken by KPMG Audit Plc and reported upon in page 29 covers the financial information for the twenty-six week period ended 4 July 2010 but does not extend to the quarterly information, which has not been reviewed or audited.
** The results for the 53 week period ended 3 January 2010 have been extracted from the statutory accounts for the 53 week period ended 3 January 2010, which have been reported on by the Company's auditors and delivered to the Registrar of Companies.

Condensed consolidated statement of comprehensive income
For the period ended 4 July 2010

	Q2 2010 13-week period from 5 April 2010 to 4 July 2010	Q2 2009 13-week period from 6 April 2009 to 5 July 2009	Q1 2010 13-week period from 4 January 2010 to 4 April 2010	**H1 2010* 26-week period from 4 January 2010 to 4 July 2010**	H1 2009 27-week period from 29 December 2008 to 5 July 2009	53 weeks ended 3 January 2010**
	$'000	$'000	$'000	**$'000**	$'000	$'000
Loss for the period	**(2,788)**	(1,549)	(4,961)	**(7,749)**	(4,942)	(10,224)
Other comprehensive income:						
Actuarial loss on net defined benefit obligations	**(1,564)**	(2,271)	-	**(1,564)**	(2,271)	(2,875)
Deferred tax on net defined benefit obligations recognised in equity	**438**	636	-	**438**	636	805
Foreign exchange translation differences on foreign operations	**(5)**	(1)	-	**(5)**	(1)	3
Effective portion of changes in fair value of cash flow hedges	**502**	494	(191)	**311**	1,051	1,043
	(629)	(1,142)	(191)	**(820)**	(585)	(1,024)
Total comprehensive income for the period attributable to Owners of the Company	**(3,417)**	(2,691)	(5,152)	**(8,569)**	(5,527)	(11,248)

* The review undertaken by KPMG Audit Plc and reported upon in page 29 covers the financial information for the twenty-six week period ended 4 July 2010 but does not extend to the quarterly information, which has not been reviewed or audited.
** The results for the 53 week period ended 3 January 2010 have been extracted from the statutory accounts for the 53 week period ended 3 January 2010, which have been reported on by the Company's auditors and delivered to the Registrar of Companies.

Condensed consolidated balance sheet
As at 4 July 2010

		As at 4 July 2010*	As at 4 April 2010	As at 3 January 2010**	As at 5 July 2009
Assets	*Notes*	**$'000**	$'000	$'000	$'000
Property, plant and equipment	*9*	**29,790**	31,028	32,094	32,059
Intangible assets		**33,476**	34,683	35,866	38,885
Deferred tax assets		**1,769**	-	-	-
Total non-current assets		**65,035**	65,711	67,960	70,944
Inventories		**13,798**	11,344	11,289	14,983
Current tax assets		**3,235**	3,338	3,107	-
Trade and other receivables		**24,624**	18,508	16,624	18,695
Other investments, including derivatives		**303**	-	-	-
Short-term deposits		**82,000**	82,270	83,251	91,065
Cash and cash equivalents		**6,231**	8,761	14,519	9,668
Total current assets		**130,191**	124,221	128,790	134,411
Total assets		**195,226**	189,932	196,750	205,355
Equity					
Issued capital		**192**	192	192	192
Share premium account		**58,899**	58,899	58,873	58,803
Capital redemption reserve		**503**	503	503	503
Hedging reserve		**303**	(199)	(8)	-
Retained earnings		**101,329**	103,408	108,455	112,682
Total equity attributable to equity holders of the parent		**161,226**	162,803	168,015	172,180
Liabilities					
Employee benefits	*10*	**3,713**	2,107	2,283	3,761
Provisions		**-**	17	91	-
Deferred tax liabilities		**-**	699	2,294	2,777
Other payables	*11*	**6,265**	4,352	5,851	5,362
Total non-current liabilities		**9,978**	7,175	10,519	11,900
Trade and other payables, including derivatives	*11*	**23,838**	19,682	17,959	21,275
Provisions		**184**	272	257	-
Total current liabilities		**24,022**	19,954	18,216	21,275
Total liabilities		**34,000**	27,129	28,735	33,175
Total equity and liabilities		**195,226**	189,932	196,750	205,355

* The review undertaken by KPMG Audit Plc and reported upon in page 29 covers the financial information for the twenty-six week period ended 4 July 2010 but does not extend to the quarterly information, which has not been reviewed or audited.
** The results for the 53 week period ended 3 January 2010 have been extracted from the statutory accounts for the 53 week period ended 3 January 2010, which have been reported on by the Company's auditors and delivered to the Registrar of Companies.

Condensed consolidated statement of changes in equity	**Attributable to owners of the Company**					
	Share capital	**Share premium**	**Capital redemption reserve**	**Hedging reserve**	**Retained earnings**	**Total equity**
	$000	**$000**	**$000**	**$000**	**$000**	**$000**
Balance at 29 December 2008	192	58,801	503	(1,051)	117,885	176,330
Loss for the period	-	-	-	-	(4,942)	(4,942)
Other comprehensive income:						
Actuarial loss on net defined benefit obligations	-	-	-	-	(2,271)	(2,271)
Deferred tax on net defined benefit obligations recognised in equity	-	-	-	-	636	636
Foreign exchange translation differences on foreign operations	-	-	-	-	(1)	(1)
Effective portion of changes in fair value of cash flow hedges	-	-	-	1,051	-	1,051
Total comprehensive income for the period ended 5 July 2009	-	-	-	1,051	(6,578)	(5,527)
Equity settled transactions, including tax effect	-	-	-	-	1,375	1,375
Share options exercised by employees	-	2	-	-	-	2
	-	2	-	-	1,375	1,377
Balance at 5 July 2009	192	58,803	503	-	112,682	172,180
	$000	**$000**	**$000**	**$000**	**$000**	**$000**
Balance at 4 January 2010	192	58,873	503	(8)	108,455	168,015
Loss for the period	-	-	-	-	(7,749)	(7,749)
Other comprehensive income:						
Actuarial loss on net defined benefit obligations	-	-	-	-	(1,564)	(1,564)
Deferred tax on net defined benefit obligations recognised in equity	-	-	-	-	438	438
Foreign exchange translation differences on foreign operations	-	-	-	-	(5)	(5)
Effective portion of changes in fair value of cash flow hedges	-	-	-	311	-	311
Total comprehensive income for the period ended 4 July 2010	-	-	-	311	(8,880)	(8,569)
Equity settled transactions, including tax effect	-	-	-	-	2,579	2,579
Share options exercised by employees	-	26	-	-	-	26
Company shares acquired by trust	-	-	-	-	(825)	(825)
	-	26	-	-	1,754	1,780
Balance at 4 July 2010	**192**	**58,899**	**503**	**303**	**101,329**	**161,226**

Condensed consolidated statement of cash flows ***For the period ended 4 July 2010***	**Q2 2010** **13-week period from 5 April 2010 to 4 July 2010** **$'000**	Q2 2009 13-week period from 6 April 2009 to 5 July 2009 $'000	Q1 2010 13-week period from 4 January 2010 to 4 April 2010 $'000	**H1 2010*** **26-week period from 4 January 2010 to 4 July 2010** **$'000**	H1 2009 27-week period from 29 December 2008 to 5 July 2009 $'000	53 weeks ended 3 January 2010** $'000
Cash flows from operating activities						
Loss for the period	**(2,788)**	(1,549)	(4,961)	**(7,749)**	(4,942)	(10,224)
Adjustments for:						
Depreciation and amortisation	**3,718**	3,350	3,618	**7,336**	6,823	13,893
Foreign exchange losses / (gains)	**26**	552	(228)	**(202)**	732	364
Net financing expense / (income)	**40**	(295)	(198)	**(158)**	(783)	(990)
Equity-settled share-based payment expenses	**1,063**	958	790	**1,853**	1,266	2,254
Income tax credit	**(1,087)**	(609)	(1,926)	**(3,013)**	(1,946)	(4,586)
	972	2,407	(2,905)	**(1,933)**	1,150	711
(Increase) / decrease in inventories	**(2,454)**	4,389	(55)	**(2,509)**	4,006	7,700
(Increase) / decrease in trade and other receivables	**(6,117)**	(4,223)	(1,731)	**(7,848)**	2,044	3,916
Increase in trade and other payables	**5,680**	3,260	2,214	**7,894**	4,522	2,693
Decrease in provisions and employee benefits	**(14)**	(112)	(89)	**(103)**	(91)	(2,340)
Cash (absorbed by) / generated from the operations	**(1,933)**	5,721	(2,566)	**(4,499)**	11,631	12,680
Income taxes (paid) / received	**(22)**	(804)	107	**85**	(738)	(864)
Net cash (outflow) / inflow from operating activities	**(1,955)**	4,917	(2,459)	**(4,414)**	10,893	11,816

Condensed consolidated statement of cash flows *(continued)* ***For the period ended 4 July 2010***	**Q2 2010** **$'000**	Q2 2009 $'000	Q1 2010 $'000	**H1 2010*** **$'000**	H1 2009 $'000	53 weeks ended 3 January 2010** $'000
Cash flows from investing activities						
Interest received	**100**	650	206	**306**	1,539	2,190
Acquisition of property, plant and equipment and intangible assets	**(872)**	(996)	(2,498)	**(3,370)**	(2,075)	(6,165)
Deferred consideration paid for acquisition of subsidiaries	**-**	(1,600)	(1,000)	**(1,000)**	(1,600)	(2,400)
Amounts withdrawn from/ (placed on) short-term deposits	**270**	1,352	981	**1,251**	(11,458)	(3,644)
Net cash outflow from investing activities	**(502)**	(594)	(2,311)	**(2,813)**	(13,594)	(10,019)
Cash flows from financing activities						
Proceeds from the issue of share capital	**-**	-	26	**26**	2	72
Purchase of own shares held under trust	**-**	-	(825)	**(825)**	-	-
Interest paid	**(33)**	(19)	(15)	**(48)**	(41)	(72)
Net cash outflow from financing activities	**(33)**	(19)	(814)	**(847)**	(39)	-
Net (decrease) / increase in cash and cash equivalents	**(2,490)**	4,304	(5,584)	**(8,074)**	(2,740)	1,797
Cash and cash equivalents at start of period	**8,761**	5,356	14,519	**14,519**	12,586	12,586
Effect of exchange rate fluctuations on cash held	**(40)**	8	(174)	**(214)**	(178)	136
Cash and cash equivalents at end of period	**6,231**	9,668	8,761	**6,231**	9,668	14,519
Cash and cash equivalents at end of period	**6,231**	9,668	8,761	**6,231**	9,668	14,519
Short-term deposits at end of period	**82,000**	91,065	82,270	**82,000**	91,065	83,251
Total cash and short-term deposits at end of period	**88,231**	100,733	91,031	**88,231**	100,733	97,770

* The review undertaken by KPMG Audit Plc and reported upon in page 29 covers the financial information for the twenty-six week period ended 4 July 2010 but does not extend to the quarterly information, which has not been reviewed or audited.
** The results for the 53 week period ended 3 January 2010 have been extracted from the statutory accounts for the 53 week period ended 3 January 2010, which have been reported on by the Company's auditors and delivered to the Registrar of Companies.

Notes to the condensed half year financial statements

1. Basis of preparation

The condensed interim financial statements set out above contain the interim financial information of Wolfson Microelectronics plc (the "Company") and its subsidiaries (together referred to as the "Group") for the twenty-six and thirteen week periods ended 4 July 2010.

The financial information set out in these interim statements has been prepared in compliance with IAS 34 *Interim Financial Reporting* as adopted by the EU.

These interim financial statements were authorised for issue by the Board of Directors on 3 August 2010.

A copy of this half-yearly financial report is available on the Company's website at www.wolfsonmicro.com .

The financial information set out in these interim statements does not constitute the Company's statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the fifty-three week period ended 3 January 2010, which were prepared in accordance with International Financial Reporting Standards ("IFRS") as adopted by the EU, are available on the Company's website at www.wolfsonmicro.com and have been delivered to the Registrar of Companies. The auditors have reported on those accounts; their report was (i) unqualified, (ii) did not include references to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain statements under section 498 (2) or (3) of the Companies Act 2006. The interim financial information for the twenty-six week period ended 4 July 2010 is unaudited but has been reviewed by the auditors and their report to the Company is set out on page 29.

2. Accounting policies

As required by the Disclosure and Transparency Rules of the Financial Services Authority, the condensed set of financial statements has been prepared applying the accounting policies and presentation that were applied in the preparation of the company's published consolidated financial statements for the fifty-three week period ended 3 January 2010, except for the following changes as described below.

The following new standards, amendments to standards and interpretations are mandatory for the first time for financial periods commencing on 1 January 2010 but in the current financial period of the Group are not currently relevant for the Group:

- *IFRS 3 (revised) ' Business combinations'* and consequential amendments to *IAS27 'Consolidated and separate financial statements'*, *IAS28 'Investments in associates'* and *IAS 31 'Interests in joint ventures'* are effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009. There were no acquisitions during the twenty-six week period ended 4 July 2010. The Group does not have any joint ventures.
- *IFRIC 17 'Distributions of non-cash assets to owners'* effective for annual periods beginning on or after 1 July 2009. This is not currently applicable to the Group as it has not made any non-cash distributions.
- *IFRIC 18 'Transfers of assets from customers'* is effective for transfers of assets received on or after 1 July 2009. This is not relevant to the Group, as it has not received any assets from customers.
- Amended IAS 39 *Eligible Hedged Items - Amendment to IAS 39 Financial Instruments: Recognition and Measurement* clarifies the existing principles that determine whether specific risks or portions of cash flows are eligible for designation in a hedging relationship. The amendment, which is mandatory for the Group's 2010 consolidated financial statements, has not had an impact on the condensed consolidated financial statements for the twenty-six week period ended 4 July 2010.

2. Accounting policies *(continued)*

- *'Additional exemptions for first-time adopters' (Amendment to IFRS 1)* was issued in July 2009. The amendments are required to be applied for annual periods beginning on or after 1 January 2010. This is not relevant to the Group, as it is an existing IFRS preparer.
- *Improvements to International Financial Reporting Standards 2009* were issued in April 2009. The effective dates vary standard by standard but most are effective 1 January 2010.

The following new standards, amendments to standards and interpretations have been issued, but are not effective for the financial year beginning 4 January 2010 and have not been early adopted by the Group:

- *IFRS 9 'Financial instruments'* issued in December 2009. This addresses the classification and measurement of financial assets. The standard is not applicable until 1 January 2013 but is available for early adoption. The Group has yet to assess the impact of IFRS 9.
- *Revised IAS 24 'Related party disclosures'*, issued in November 2009. It supersedes IAS 24, 'Related party disclosures' issued in 2003. The revised IAS 24 is required to be applied from 1 January 2011. Earlier application, in whole or in part, is permitted.
- *'Classification of rights issues' (Amendment to IAS 32)*, issued in October 2009. The amendment should be applied for annual periods beginning on or after 1 February 2010. Earlier application is permitted.
- *'Prepayments of a minimum funding requirements' (Amendments to IFRIC 14)*, issued in November 2009. The amendments correct an unintended consequence of IFRIC 14 'IAS 19 - The limit on a defined benefit asset, minimum funding requirements and their interaction'. Without the amendments, entities are not permitted to recognise as an asset some voluntary prepayments for minimum funding contributions. This was not intended when IFRIC 14 was issued, and the amendments correct the problem. The amendments are effective for annual periods beginning 1 January 2011. Earlier application is permitted. The amendments should be applied retrospectively to the earliest comparative period presented.
- *IFRIC 19 'Extinguishing financial liabilities with equity instruments'.* This clarifies the requirements of IFRSs when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity's shares or other equity instruments to settle the financial liability fully or partially. The interpretation is effective for annual periods beginning on or after 1 July 2010. Earlier application is permitted.
- *Improvements to International Financial Reporting Standards 2010* were issued in May 2010. The dates vary standard by standard but most are effective 1 January 2011.

In the process of applying the Group's accounting policies, management necessarily makes judgments and estimates that have a significant effect on the amounts recognised in the condensed interim financial statements. Changes in the assumptions underlying the estimates could result in a significant impact to the interim financial statements. The most critical of these accounting judgment and estimation areas were noted in the Company's consolidated financial statements for the fifty-three week period ended 3 January 2010.

Income taxes in the interim periods are accrued using the tax rate that would be applicable to expected total annual pre-tax results.

3. Seasonality of revenue

The revenue of the Company is generally more weighted towards the second half of the financial year in line with consumer spending and demand in the lead up to the main holiday period. The Company attempts to minimise the seasonal impact through the management of inventories to meet demand during this period, however the first half of the financial year typically results in lower revenues and operating results.

4. Segment information

The chief operating decision-maker has been identified as the Chief Executive Officer of the Company. The Chief Executive Officer reviews the Group's internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports.

The Chief Executive Officer considers the business from a product technology and market segment perspective.

The Group currently has one reportable segment, as described below, which is the Group's Pure Sound segment. The following summary describes the operations in the Group's reportable segment:

Pure Sound - this segment includes the supply and sale of integrated circuits containing Wolfson's high performance audio technologies. The

product lines within this segment are categorised as: High Performance Audio, Low Power Audio, Audio Hubs, Imaging and Audio Amplifiers.

Other operating segments include the supply and sale of integrated circuits in the 'Smart Power', 'True Mics' and 'Enhanced Soundware' product lines. None of these segments meets any of the quantitative thresholds for determining reportable segments in 2010 or in 2009 and, accordingly, the relevant revenue and segment gross profits are shown in aggregate as 'other operating segments'.

The Chief Executive Officer assesses the performance of the operating segments based on revenue and a measure of gross profit. The gross profit measurement basis excludes the effects of non-recurring expenditure from operating segments, such as restructuring costs and exceptional inventory write downs. Interest income and expenditure are not included in the result for each operating segment that is reviewed by the Chief Executive Officer. Other information provided to the Chief Executive Officer is measured in a manner consistent with that in the financial statements.

The assets and liabilities of the Group are not reviewed by the chief operating decision-maker on a segment basis. Therefore none of the Group's assets and liabilities are segmental assets and segmental liabilities respectively and all are unallocated for segmental disclosure purposes.

4. Segment information *(continued)*

	Q2 2010 Period from 5 April 2010 to 4 July 2010	Q2 2009 Period from 6 April 2009 to 5 July 2009	Q1 2010 Period from 4 January 2010 to 4 April 2010	**H1 2010 Period from 4 January 2010 to 4 July 2010**	H1 2009 Period from 29 December 2008 to 5 July 2009	53 weeks ended 3 January 2010
	$000	$000	$000	**$000**	$000	$000
Segment revenue:						
Pure Sound	**34,140**	32,714	26,215	**60,355**	57,617	116,149
Other operating segments	**1,881**	490	2,251	**4,132**	806	5,182
Total revenue for the period	**36,021**	33,204	28,466	**64,487**	58,423	121,331
Reportable segment gross profit						
Pure Sound	**17,526**	16,818	14,247	**31,773**	29,090	58,712
Other operating segments	**904**	(39)	403	**1,307**	351	2,769
Total segment gross profit for the period	**18,430**	16,779	14,650	**33,080**	29,441	61,481

4. Segment information *(continued)*

A reconciliation of gross profit to total profit / (loss) before income tax is provided as follows:

	Q2 2010 Period from 5 April 2010 to 4 July 2010	Q2 2009 Period from 6 April 2009 to 5 July 2009	**Q1 2010 Period from 4 January 2010 to 4 April 2010**	**H1 2010 Period from 4 January 2010 to 4 July 2010**	H1 2009 Period from 29 December 2008 to 5 July 2009	53 weeks ended 3 January 2010
	$000	$000	**$000**	**$000**	$000	$000
Gross profit for reportable segments	**18,430**	16,779	14,650	**33,080**	29,441	61,481
Gross profit for the period	**18,430**	16,779	14,650	**33,080**	29,441	61,481
Corporate overheads	**(22,265)**	(19,232)	(21,735)	**(44,000)**	(37,112)	(76,781)
Exceptional onerous lease charges	-	-	-	-	-	(500)
Operating loss for the period	**(3,835)**	(2,453)	(7,085)	**(10,920)**	(7,671)	(15,800)
Financial income	**609**	538	565	**1,174**	1,429	2,306
Financial expense	**(649)**	(243)	(367)	**(1,016)**	(646)	(1,316)
Loss before tax	**(3,875)**	(2,158)	(6,887)	**(10,762)**	(6,888)	(14,810)

4. Segment information *(continued)*

Reportable segments' assets are reconciled to total assets as follows:

	As at 4 July 2010 $'000	As at 4 April 2010 $'000	As at 3 January 2010 $'000	As at 5 July 2009 $'000
Total assets for reportable segments	-	-	-	-
Assets for other operating segments	-	-	-	-
Goodwill and acquired intangible assets: from acquisition of Sonaptic Limited	**26,573**	27,898	29,098	31,649
Goodwill and acquired intangible assets: from acquisition of Oligon Limited	**5,454**	5,579	5,704	5,844
Other unallocated assets	**163,199**	156,455	161,948	167,862
Consolidated total assets	**195,226**	189,932	196,750	205,355

5. Operating expenses: reconciliation from Underlying to IFRS

	Underlying $000	Share-based compensation (including related payroll taxes) $000	Amortisation of acquired intangible assets $000	Exceptional charges $000	IFRS $000
Q2 2010 *period from 5 April to 4 July 2010*					
Distribution and selling costs	**(5,660)**	(469)	-	-	**(6,129)**
Research and development expenses	**(10,759)**	(565)	(1,325)	-	**(12,649)**
Administrative expenses	**(3,256)**	(231)	-	-	**(3,487)**
	(19,675)	(1,265)	(1,325)	-	**(22,265)**
Q2 2009 *period from 6 April to 5 July 2009*					
Distribution and selling costs	(4,600)	(321)	-	-	(4,921)
Research and development expenses	(9,310)	(440)	(1,254)	-	(11,004)
Administrative expenses	(3,110)	(197)	-	-	(3,307)
	(17,020)	(958)	(1,254)	-	(19,232)
Q1 2010 *period from 4 January to 4 April 2010*					
Distribution and selling costs	(5,894)	(356)	-	-	(6,250)
Research and development expenses	(10,932)	(399)	(1,325)	-	(12,656)
Administrative expenses	(2,639)	(190)	-	-	(2,829)
	(19,465)	(945)	(1,325)	-	(21,735)

5. Operating expenses : reconciliation from Underlying to IFRS *(continued)*

	Underlying $000	Share-based compensation (including related payroll taxes) $000	Amortisation of acquired intangible assets $000	Exceptional charges $000	IFRS $000
H1 2010 *26-week period from 4 January to 4 July 2010*					
Distribution and selling costs	**(11,554)**	(825)	-	-	**(12,379)**
Research and development expenses	**(21,691)**	(964)	(2,650)	-	**(25,305)**
Administrative expenses	**(5,895)**	(421)	-	-	**(6,316)**
	(39,140)	(2,210)	(2,650)	-	**(44,000)**
H1 2009 *27-week period from 29 December 2008 to 5 July 2009*					
Distribution and selling costs	(9,422)	(500)	-	-	(9,922)
Research and development expenses	(17,767)	(644)	(2,508)	-	(20,919)
Administrative expenses	(6,149)	(122)	-	-	(6,271)
	(33,338)	(1,266)	(2,508)	-	(37,112)
Year 2009 *53-week period from 29 December 2008 to 3 January 2010*					
Distribution and selling costs	(19,913)	(867)	-	(500)	(21,280)
Research and development expenses	(37,571)	(1,425)	(5,016)	-	(44,012)
Administrative expenses	(11,710)	(279)	-	-	(11,989)
	(69,194)	(2,571)	(5,016)	(500)	(77,281)

6. Operating loss : reconciliation from Underlying to IFRS

	Q2 2010 Period from 5 April 2010 to 4 July 2010	Q2 2009 Period from 6 April 2009 to 5 July 2009	Q1 2010 Period from 4 January 2010 to 4 April 2010	**H1 2010 Period from 4 January 2010 to 4 July 2010**	H1 2009 Period from 29 December 2008 to 5 July 2009	2009 53 weeks ended 3 January 2010
	$000	$000	$000	**$000**	$000	$000
Underlying operating loss	**(1,245)**	(241)	(4,815)	**(6,060)**	(3,897)	(7,713)
Share-based compensation	**(1,265)**	(958)	(945)	**(2,210)**	(1,266)	(2,571)
Amortisation of acquired intangible assets	**(1,325)**	(1,254)	(1,325)	**(2,650)**	(2,508)	(5,016)
Exceptional charges	-	-	-	-	-	(500)
Operating loss (IFRS)	**(3,835)**	(2,453)	(7,085)	**(10,920)**	(7,671)	(15,800)

7. Income tax credit / (expense)

The income tax credit for the twenty-six week period ended, and the related deferred tax asset as at, 4 July 2010 reflects the estimated total effective tax rate on the result before taxation for the Group of approximately 28% for the 52-week period ending 2 January 2011. This reflects the UK corporation tax rate applicable for that 52-week period of 28% as reduced by tax allowances on research and development expenditure and increased by share-based payment charges and other disallowable expenses.

8. Earnings per share

	Q2 2010 Period from 5 April 2010 to 4 July 2010 $000	Q2 2009 Period from 6 April 2009 to 5 July 2009 $000	Q1 2010 Period from 4 January 2010 to 4 April 2010 $000	**H1 2010 Period from 4 January 2010 to 4 July 2010 $000**	H1 2009 Period from 29 December 2008 to 5 July 2009 $000	53 weeks ended 3 January 2010 $000
Loss for the period attributable to equity shareholders (basic and diluted)	**(2,788)**	(1,549)	(4,961)	**(7,749)**	(4,942)	(10,224)
Exceptional charges after tax*	-	-	-	-	-	360

Amortisation of acquired intangible assets*	**954**	903	954	**1,908**	1,806	3,612
Share-based payment expenses and related payroll taxes*	**911**	690	680	**1,591**	912	1,851
Underlying (loss) / profit for the period attributable to equity shareholders (basic and diluted)	**(923)**	44	(3,327)	**(4,250)**	(2,224)	(4,401)
	cents	cents	cents	**cents**	cents	cents
Basic loss per share	**(2.42)**	(1.35)	(4.30)	**(6.72)**	(4.29)	(8.88)
Diluted loss per share	**(2.42)**	(1.35)	(4.30)	**(6.72)**	(4.29)	(8.88)
Underlying basic (loss) / earnings per share	**(0.80)**	0.04	(2.89)	**(3.69)**	(1.93)	(3.82)
Underlying diluted (loss) / earnings per share	**(0.80)**	0.04	(2.89)	**(3.69)**	(1.93)	(3.82)

* After the estimated tax impact of this charge

The weighted average number of ordinary shares used in the calculation of basic and diluted (loss) / earnings per share for each period were calculated as follows:

8. Earnings per share *(continued)*

	Q2 2010 Period from 5 April 2010 to 4 July 2010	Q2 2009 Period from 6 April 2009 to 5 July 2009	Q1 2010 Period from 4 January 2010 to 4 April 2010	**H1 2010 Period from 4 January 2010 to 4 July 2010**	H1 2009 Period from 29 December 2008 to 5 July 2009	53 weeks ended 3 January 2010
	No. of shares	No. of shares	No. of shares	**No. of shares**	No. of shares	No. of shares
Issued ordinary shares at start of period	**115,290,080**	115,125,980	115,238,980	**115,238,980**	115,120,980	115,120,980
Effect of shares issued during the period from exercise of employee share options	**53**	-	6,596	**28,875**	2,540	39,875
Weighted average number of ordinary shares at end of period - for basic loss per share and for diluted loss per share	**115,290,133**	115,125,980	115,245,576	**115,267,855**	115,123,520	115,160,855

Effect of dilutive share options in issue	**835,465**	423,335	452,921	**761,754**	369,847	398,288
Weighted average number of ordinary shares at end of period - for diluted earnings per share	**116, 125,598**	115,549,315	115,698,497	**116,029,609**	115,493,367	115,559,143

During the twenty-six week period to 4 July 2010, the Company issued 53,533 ordinary 0.1 pence shares (*twenty seven week period ended 5 July 2009: 5,000 shares*) under employee share schemes for a consideration received of $26,000 (*twenty seven week period ended 5 July 2009:$2,000)*.

9. Property, plant and equipment

During the twenty-six week period ended 4 July 2010, the Group acquired property, plant and equipment with a cost of $1,506,000 (*twenty-seven week period ended 5 July 2009: $1,216,000*) and also intangible assets with a cost of $1,269,000 (*twenty-seven week period ended 5 July 2009:$1,159,000)*.

As at 4 July 2010, the Group had commitments to purchase property, plant and equipment and intangible assets of $1,342,000 (*as at 5 July 2009: $2,766,000).*

10. Employee benefits

Defined benefit obligations

The defined benefit pension obligation is calculated using an actuarial update as at 4 July 2010. The Company makes contributions to a UK-based defined benefit plan that provides pension benefits for UK employees upon retirement. The plan was closed to new entrants with effect from 2 July 2002. The defined benefit plan and actuarial assumptions are based on sterling denominated assets and liabilities. The Company also has a Group Personal Pension Plan which is a defined contribution pension scheme.

	At 4 July 2010 $000	At 5 July 2009 $000	At 3 January 2010 $000
Present value of funded obligations	**(22,484)**	(18,746)	(22,191)
Fair value of plan assets	**18,771**	14,985	19,908
Recognised liability for defined benefit obligations	**(3,713)**	(3,761)	(2,283)

The main reasons for the increase in the present value of funded obligations as at 4 July 2010, compared to the position as at 3 January 2010, were: the reduction in the discount rate assumption from 5.66% to 5.40% and lower than expected investment returns. The effects of these factors were partially offset by a decrease in the inflation-related assumptions used to calculate the obligations and the strengthening of the US dollar compared to Sterling over the period.

The expense is recognised in the following line items in the income statement:

	26 weeks ended 4 July 2010 $000	27 weeks ended 5 July 2009 $000	53 weeks ended 3 January 2010 $000
Distribution and selling costs	**33**	18	45
Research and development expenses	**93**	51	126
Administrative expenses	**38**	21	51
Total current service costs	**164**	90	222
Exchange differences:			
Distribution and selling costs	**(26)**	29	42
Research and development expenses	**(73)**	82	117
Administrative expenses	**(29)**	33	48
	(128)	144	207
Financial income	**(497)**	(373)	(801)
Financial expense	**593**	464	996

10. Employee benefits *(continued)*

Share-based payments

The share-based payment expense recognised for each period, in accordance with IFRS 2 *Share-based Payment,* was:

	26 weeks ended 4 July 2010 $000	27 weeks ended 5 July 2009 $000	53 weeks ended 3 January 2010 $000
Total expense recognised in personnel expenses during the period	**1,853**	1,266	2,254

During the twenty-six week period to 4 July 2010, the Company granted 892,547 share options and 592,351 performance shares to executive directors and senior management and 1,008,442 contingent shares to employees (*twenty-seven weeks to 5 July 2009: 1,195,427 share options, 828,780 performance shares and 1,850,145 contingent shares were granted*). Each of these categories of share based payment has an estimated weighted average life of three years. The weighted average fair values of those share-based payments, which were granted in the twenty-six week period to 4 July 2010, are 56 pence, 150.75 pence and 151 pence respectively (the weighted average fair values for those share-based payments granted in the twenty-seven week period ended 5 July 2009 were*: 36 pence, 85 pence and 83 pence respectively*).

11. Other payables - contingent consideration

Included in other payables within both current and non-current liabilities are contingent amounts payable to the former shareholders of Sonaptic Limited and Oligon Limited on successful conclusion of milestones which are anticipated to crystallise in the future. As at 4 July 2010 $1,071,000 *(as at 3 January 2010: $2,320,000; as at 4 July 2009: $3,120,000)* of the estimated amount of the contingent consideration was classified within current liabilities as trade and other payables and $5,342,000 *(as at 3 January 2010: $5,298,000; as at 4 July 2009; $5,362,000)* was classified within non-current liabilities as other payables.

For the twenty-six week period ended 4 July 2010, the Company paid $1,000,000 to the former shareholders of Sonaptic Limited and Oligon Limited on successful conclusion of certain of the milestones *(fifty three week period ended 3 January 2010: $2,400,000; twenty-seven week period ended 5 July 2009: $1,600,000).*

Independent review report to Wolfson Microelectronics plc

Introduction
We have been engaged by the company to review the condensed set of financial statements in the half-yearly financial report for the 26 weeks ended 4 July 2010 which comprises the consolidated income statement, the consolidated statement of comprehensive income, the consolidated balance sheet, the consolidated statement of changes in equity, the consolidated cash flow statement and the related explanatory notes. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements. We have not reviewed the results for the individual quarters ended 4 April 2010 or 4 July 2010, respectively.

Directors' responsibilities
The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the UK Financial Services Authority. As disclosed in note 1, the annual financial statements of the group are prepared in accordance with IFRSs as adopted by the EU. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with IAS 34 *Interim Financial Reporting* as adopted by the EU.

Our responsibility
Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 *Review of Interim Financial Information Performed by the Independent Auditor of the Entity* issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the 26 weeks ended 4 July 2010 is not prepared, in all material respects, in accordance with IAS 34 as adopted by the EU and the DTR of the UK FSA.

M Ross
for and on behalf of KPMG Audit Plc
Chartered Accountants
Edinburgh
3 August 2010

This information is provided by RNS
The company news service from the London Stock Exchange

END

IR KKNDBDBKBFFK

CLOSE

Regulatory

In accordance with Section 555 of the Companies Act 2006.

SH01
Return of allotment of shares

RECEIVED
2010 AUG 19 P 1:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE


Companies House

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ **What this form is for**
You may use this form to give notice of shares allotted following incorporation.

✗ **What this form is NOT for**
You cannot use this form to give notice of shares taken by subscribers on formation of the company or for an allotment of a new class of shares by an unlimited company.

For further information, please refer to our guidance at www.companieshouse.gov.uk

1 Company details

Company number: S C 0 8 9 8 3 9

Company name in full: Wolfson Microelectronics plc

→ **Filling in this form**
Please complete in typescript or in bold black capitals.
All fields are mandatory unless specified or indicated by *

2 Allotment dates ❶

From Date: d0 d5 m0 m8 y2 y0 y1 y0

To Date: d0 d6 m0 m8 y2 y0 y1 y0

❶ **Allotment date**
If all shares were allotted on the same day enter that date in the 'from date' box. If shares were allotted over a period of time, complete both 'from date' and 'to date' boxes.

3 Shares allotted

Please give details of the shares allotted, including bonus shares.

❷ **Currency**
If currency details are not completed we will assume currency is in pound sterling.

Class of shares (E.g. Ordinary/Preference etc.)	Currency ❷	Number of shares allotted	Nominal value of each share	Amount paid (including share premium)	Amount (if any) unpaid (including share premium)
Ordinary	GBP	399,000	0.1 pence	75 pence	0

If the allotted shares are fully or partly paid up otherwise than in cash, please state the consideration for which the shares were allotted.

Details of non-cash consideration.

If a PLC, please attach valuation report (if appropriate)

SH01
Return of allotment of shares

Statement of capital

Section 4 (also **Section 5** and **Section 6**, if appropriate) should reflect the company's issued capital at the date of this return.

4 Statement of capital (Share capital in pound sterling (£))

Please complete the table below to show each class of shares held in pound sterling. If all your issued capital is in sterling, only complete **Section 4** and then go to **Section 7**.

Class of shares (E.g. Ordinary/Preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
Ordinary	£0.001	0	2,645,133	£ 2,645.13
Ordinary	£0.01	0	45,323,000	£ 45,323
Ordinary	£0.03	0	20,772,400	£ 20,772.40
Ordinary	£0.15	0	5,907,400	£ 5,907.40
			Totals 74,647,933	£ 74,647.93

5 Statement of capital (Share capital in other currencies)

Please complete the table below to show any class of shares held in other currencies.
Please complete a separate table for each currency.

Currency

Class of shares (E.g. Ordinary / Preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
		Totals		

Currency

Class of shares (E.g. Ordinary/Preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
		Totals		

6 Statement of capital (Totals)

Please give the total number of shares and total aggregate nominal value of issued share capital.

Total number of shares	115,691,513
Total aggregate nominal value ❹	£115,691.51

❹ **Total aggregate nominal value**
Please list total aggregate values in different currencies separately. For example: £100 + €100 + $10 etc.

❶ Including both the nominal value and any share premium.

❷ Total number of issued shares in this class.

❸ E.g. Number of shares issued multiplied by nominal value of each share.

Continuation Pages
Please use a Statement of Capital continuation page if necessary.

In accordance with Section 555 of the Companies Act 2006.

SH01 - continuation page
Return of allotment of shares

Statement of capital

Please complete the table below to show any class of shares held in other currencies. Please complete a separate table for each currency.

Currency: Pounds Sterling (GBP)

Class of shares (E.g. Ordinary/preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
Ordinary	£0.19	0	1,232,000	£1,232
Ordinary	£0.20	0	3,000,000	£3,000
Ordinary	£0.25	0	940,000	£940
Ordinary	£0.28	0	17,718,881	£17,718.88
Ordinary	£0.2902	0	710,900	£710.90
Ordinary	£0.40	0	1,357,500	£1,357.50
Ordinary	£0.75	0	3,370,000	£3,370
Ordinary	£1.7325	0	194,595	£194.59
Ordinary	£2.045	0	454,116	£454.12
Ordinary	£2.10	0	12,065,588	£12,065.59
		Totals	41,043,580	£41,043.58

❶ Including both the nominal value and any share premium.

❷ Total number of issued shares in this class.

❸ E.g. Number of shares issued multiplied by nominal value of each share.

SH01
Return of allotment of shares

7 Statement of capital (Prescribed particulars of rights attached to shares)

Please give the prescribed particulars of rights attached to shares for each class of share shown in the statement of capital share tables in **Section 4** and **Section 5**.

Class of share	Ordinary
Prescribed particulars ❶	Voting rights : Voting at any general meeting of shareholders is by a show of hands unless a poll is duly demanded. On a show of hands, every Ordinary shareholder who is present in person at a general meeting of the Company has one vote regardless of the number of shares held. On a poll, every Ordinary shareholder who is present in person or by proxy has one vote for every share of which he is the holder. (see also the continuation page for this Section 7)
Class of share	
Prescribed particulars ❶	
Class of share	
Prescribed particulars ❶	

❶ Prescribed particulars of rights attached to shares

The particulars are:
a particulars of any voting rights, including rights that arise only in certain circumstances;
b particulars of any rights, as respects dividends, to participate in a distribution;
c particulars of any rights, as respects capital, to participate in a distribution (including on winding up); and
d whether the shares are to be redeemed or are liable to be redeemed at the option of the company or the shareholder and any terms or conditions relating to redemption of these shares.

A separate table must be used for each class of share.

Continuation page
Please use a Statement of Capital continuation page if necessary.

8 Signature

I am signing this form on behalf of the company.

Signature

Signature
X Jill L. Goldsmith X

This form may be signed by:
~~Director~~ ❷, Secretary, ~~Person authorised~~ ❸, ~~Administrator, Administrative receiver, Receiver, Receiver manager, CIC manager~~.

❷ Societas Europaea
If the form is being filed on behalf of a Societas Europaea (SE) please delete 'director' and insert details of which organ of the SE the person signing has membership.

❸ Person authorised
Under either section 270 or 274 of the Companies Act 2006.

In accordance with Section 555 of the Companies Act 2006.

SH01 - continuation page

Return of allotment of shares

7 Statement of capital (Prescribed particulars of rights attached to shares)

Class of share	Ordinary
Prescribed particulars	Voting rights (continued): A poll may be demanded by : (a) the chairman of the meeting; or (b) not less than five members present in person or by proxy and entitled to vote; or (c) a member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or (d) a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right. Dividends: The Company may, by Ordinary Resolution declare dividends according to their respective rights and interests but no such dividend shall exceed the amount recommended by the Directors. Subject to the provisions of the Companies Act 2006, if and so far as in the opinion of the Directors the profits of the Company available for distribution justify such payments, the Directors may from time to time pay interim dividends on shares of any class of such amounts and on such dates and in respect of such periods as they think fit. No dividend shall be paid otherwise than out of profits available for distribution under the provisions of the Statutes. Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall (as regards any shares not fully paid throughout the period in respect of which the dividend is paid) be apportioned and paid pro rata according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purposes of this, no amount paid on a share in advance of calls shall be treated as paid on the share. Rights on a winding-up: Under general principles of Scots law, except as the shareholders have agreed or may otherwise agree, on a winding-up of the Company, the balance of assets available for distribution: (a) after the payment of all the Company's creditors including certain preferential creditors whether statutorily preferred creditors or ordinary creditors; and (b) subject to any special rights attaching to any class of share; is to be distributed among the holders of Ordinary Shares according to the amounts paid-up on the shares held by them.

SH01
Return of allotment of shares

Presenter information

You do not have to give any contact information, but if you do it will help Companies House if there is a query on the form. The contact information you give will be visible to searchers of the public record.

Contact name: Jill Goldsmith
Company name: Wolfson Microelectronics plc

Address: Westfield House
26 Westfield Road

Post town: Edinburgh
County/Region: Midlothian
Postcode: E H 1 1 2 Q B
Country: Scotland
DX:
Telephone: 0131 272 7000

Checklist

We may return the forms completed incorrectly or with information missing.

Please make sure you have remembered the following:

- ☐ The company name and number match the information held on the public Register.
- ☐ You have shown the date(s) of allotment in section 2.
- ☐ You have completed all appropriate share details in section 3.
- ☐ You have completed the appropriate sections of the Statement of Capital.
- ☐ You have signed the form.

Important information

Please note that all information on this form will appear on the public record.

Where to send

You may return this form to any Companies House address, however for expediency we advise you to return it to the appropriate address below:

For companies registered in England and Wales:
The Registrar of Companies, Companies House, Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff.

For companies registered in Scotland:
The Registrar of Companies, Companies House, Fourth floor, Edinburgh Quay 2, 139 Fountainbridge, Edinburgh, Scotland, EH3 9FF.
DX ED235 Edinburgh 1
or LP - 4 Edinburgh 2 (Legal Post).

For companies registered in Northern Ireland:
The Registrar of Companies, Companies House, First Floor, Waterfront Plaza, 8 Laganbank Road, Belfast, Northern Ireland, BT1 3BS.
DX 481 N.R. Belfast 1.

Further information

For further information please see the guidance notes on the website at www.companieshouse.gov.uk or email enquiries@companieshouse.gov.uk

This form is available in an alternative format. Please visit the forms page on the website at www.companieshouse.gov.uk

In accordance with Section 854 of the Companies Act 2006.

AR01
Annual Return


Companies House

A fee is payable with this form
Please see 'How to pay' on the last page.

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ **What this form is for**
You may use this form to confirm that the company information is correct as at the date of this return. You must file an Annual Return at least once every year.

✗ **What this form is NOT for**
You cannot use this form to give notice of changes to the company officers, registered office address, company type or information relating to the company records.

For further information, please refer to our guidance at www.companieshouse.gov.uk

Part 1 Company details

The section must be completed by all companies.

→ **Filling in this form**
Please complete in typescript or in bold black capitals.

All fields are mandatory unless specified or indicated by *

A1 Company details

Company number: S C 0 8 9 8 3 9

Company name in full ❶: Wolfson Microelectronics plc

❶ **Company name change**
If your company has recently changed its name, please provide the company name as at the date of this return.

A2 Return date

Please give the annual return made up date. The return date must not be a future date. The annual return must be delivered within 28 days of the date given below.

Date of this return ❷: d2 d9 m0 m6 y2 y0 y1 y0

❷ **Date of this return**
Your company's return date is usually the anniversary of incorporation or the anniversary of the last annual return filed at Companies House. You may choose an earlier return date but it must not be a later date.

A3 Principal business activity

Please show the trade classification code number(s) for the principal activity or activities. ❸

Classification code 1	3 2 1 0
Classification code 2	
Classification code 3	
Classification code 4	

If you cannot determine a code, please give a brief description of your business activity below:

Principal activity description:

❸ **Principal business activity**
You must provide a trade classification code (SIC code) or a description of your company's main business in this section.

A full list of the trade classification codes are available on our website: www.companieshouse.gov.uk

AR01
Annual Return

A4 Company type❶

Please confirm your company type by ticking the appropriate box below (only one box must be ticked):

- ☑ Public limited company
- ☐ Private company limited by shares
- ☐ Private company limited by guarantee
- ☐ Private company limited by shares exempt under section 60
- ☐ Private company limited by guarantee exempt under section 60
- ☐ Private unlimited company with share capital
- ☐ Private unlimited company without share capital

❶ Company type
If you are unsure of your company type, please check your latest certificate of incorporation or our website:
www.companieshouse.gov.uk

A5 Registered office address❷

Building name/number	Westfield House
Street	26 Westfield Road
Post town	Edinburgh
County/Region	Midlothian
Postcode	E H 1 1 2 Q B

❷ Change of registered office
This must agree with the address that is held on the Companies House record at the date of this return.

If the registered office address has changed, you should complete form **AD01** and submit it together with this annual return.

A6 Single alternative inspection location (SAIL) of the company records (if applicable)❸

Building name/number	Equiniti
Street	1st Floor, 34 South Gyle Crescent
	South Gyle Business Park
Post town	Edinburgh
County/Region	Midlothian
Postcode	E H 1 2 9 E B

❸ SAIL address
This must agree with the address that is held on the Companies House record at the date of this return.

If the address has changed, you should complete form **AD02** and submit it together with this annual return.

A7 Location of company records❹

Please tick the appropriate box to indicate which records are kept at the SAIL address in **Section A6**:

- ☑ Register of members.
- ☐ Register of directors.
- ☐ Directors' service contracts.
- ☐ Directors' indemnities.
- ☐ Register of secretaries.
- ☐ Records of resolutions etc.
- ☐ Contracts relating to purchase of own shares.
- ☐ Documents relating to redemption or purchase of own share out of capital by private company.
- ☐ Register of debenture holders.
- ☐ Report to members of outcome of investigation by public company into interests in its shares.
- ☐ Register of interests in shares disclosed to public company.
- ☐ Instruments creating charges and register of charges: England and Wales or Northern Ireland.
- ☐ Instruments creating charges and register of charges: Scotland.

❹ Location of company records
If the company records are held at the registered office address, **do not** tick any of the boxes in this section.

Certain records must be kept by every company while other records are only kept by certain company types where appropriate.

If the records are not kept at the SAIL address, they must be available at the registered office.

If any of the company records have moved from the registered office to the address in Section A6 since the last annual return, you must complete form **AD03** and submit it together with this annual return.

AR01
Annual Return

Part 2 Officers of the company

This section should include details of the company at the date to which this annual return is made up.

- → For a **secretary** who is an individual, go to **Section B1**.
- → For a **corporate secretary**, go to **Section C1**.
- → For a **director** who is an individual, go to **Section D1**.
- → For a **corporate director**, go to **Section E1**.

Continuation pages
Please use a continuation page if you need to enter more officer details.

Secretary

B1 Secretary's details ❶

Please use this section to list all the secretaries of the company.
For a corporate secretary, complete Section C1-C4.

Title*	
Full forename(s)	Jill Louise
Surname	Goldsmith
Former name(s) ❷	

❶ **Secretary appointments**
You may not use this form to appoint a secretary. To do this, please complete form **AP03** and submit it together with this annual return.

Corporate details
Please use **Section C1-C4** to enter corporate secretary details.

Secretary details
All details must agree with those previously notified to Companies House. If you have made changes since the last annual return and have not notified us, please complete form **CH03**.

❷ **Former name(s)**
Please provide any previous names which have been used for business purposes during the period of this return. Married women do not need to give former names unless previously used for business purposes.

B2 Secretary's service address ❸

Building name/number	55/3
Street	Hopetoun Street
Post town	Edinburgh
County/Region	Midlothian
Postcode	E H 7 4 N G
Country	Scotland

❸ **Service address**
If you have previously notified Companies House that the service address is at 'The Company's Registered Office', please state 'The Company's Registered Office' in the address.

This information will appear on the *public record*.

Corporate secretary

C1 Corporate secretary's details ❶

Please use this section to list all the corporate secretaries of the company.

Corporate body/firm name	
Building name/number	
Street	
Post town	
County/Region	
Postcode	
Country	

❶ **Corporate secretary appointments**
You cannot use this form to appoint a corporate secretary. To do this, please complete form **AP04** and submit it together with this annual return.

Corporate secretary details
All details must agree with those previously notified to Companies House. If you have made changes since the last annual return and have not notified us, please complete form **CH04.**

This information will appear on the public record.

C2 Location of the registry of the corporate body or firm

Is the corporate secretary registered within the European Economic Area (EEA)?
→ **Yes** Complete **Section C3 only**
→ **No** Complete **Section C4 only**

C3 EEA companies ❷

Please give details of the register where the company file is kept (including the relevant state) and the registration number in that register.

Where the company/ firm is registered ❸	
Registration number	

❷ **EEA**
A full list of countries of the EEA can be found in our guidance:
www.companieshouse.gov.uk

❸ This is the register mentioned in Article 3 of the First Company Law Directive (68/151/EEC).

C4 Non-EEA companies

Please give details of the legal form of the corporate body or firm and the law by which it is governed. If applicable, please also give details of the register in which it is entered (including the state) and its registration number in that register.

Legal form of the corporate body or firm	
Governing law	
If applicable, where the company/firm is registered ❹	
If applicable, the registration number	

❹ **Non-EEA**
Where you have provided details of the register (including state) where the company or firm is registered, you must also provide its number in that register.

AR01
Annual Return

Director

D1 **Director's details** ❶

Please use this section to list all the directors of the company.
For a corporate director, complete Section E1-E4.

Title*	Mr
Full forename(s)	Glenn
Surname	Collinson
Former name(s) ❷	
Country/State of residence	England, United Kingdom
Nationality	British
Date of birth	2 3 0 6 1 9 6 3
Business occupation (if any)	Consultant

❶ **Director appointments**
You cannot use this form to appoint a director. To do this, please complete form **AP01** and submit it together with this annual return.

Corporate details
Please use **Section E1-E4** to enter corporate director details.

Director details
All details must agree with those previously notified to Companies House. If you have made changes since the last annual return and have not notified us, please complete form **CH01**.

❷ **Former name(s)**
Please provide any previous names which have been used for business purposes during the period of this return. Married women do not need to give former names unless previously used for business purposes.

D2 **Director's service address** ❸

Building name/number	56
Street	High Street
	Chippenham
Post town	Ely
County/Region	Cambridgeshire
Postcode	C B 7 5 P P
Country	United Kingdom

❸ **Service address**
If you have previously notified Companies House that the service address is at 'The Company's Registered Office', please state 'The Company's Registered Office' in the address.

This information will appear on the public record.

AR01
Annual Return

Director

D1 **Director's details** ❶

Please use this section to list all the directors of the company.
For a corporate director, complete Section E1-E4.

Title*	Mr
Full forename(s)	Mark
Surname	Cubitt
Former name(s) ❷	
Country/State of residence	Scotland, United Kingdom
Nationality	British
Date of birth	0 5 0 7 1 9 6 3
Business occupation (if any)	Accountant

❶ **Director appointments**
You cannot use this form to appoint a director. To do this, please complete form **AP01** and submit it together with this annual return.

Corporate details
Please use **Section E1-E4** to enter corporate director details.

Director details
All details must agree with those previously notified to Companies House. If you have made changes since the last annual return and have not notified us, please complete form **CH01**.

❷ **Former name(s)**
Please provide any previous names which have been used for business purposes during the period of this return. Married women do not need to give former names unless previously used for business purposes.

D2 **Director's service address** ❸

Building name/number	Duncraggan House, 34
Street	Airthrey Road
Post town	Stirling
County/Region	
Postcode	F K 9 5 J S
Country	Scotland

❸ **Service address**
If you have previously notified Companies House that the service address is at 'The Company's Registered Office', please state 'The Company's Registered Office' in the address.

This information will appear on the public record.

In accordance with Section 854 of the Companies Act 2006.

AR01 - continuation page
Annual Return

Director

D1 Director's details ❶

Please use this section to list all the directors of the company.
For a corporate director, complete Section E1-E4.

Title*	Mr
Full forename(s)	Robert Laurence
Surname	Eckelmann
Former name(s) ❷	
Country/State of residence	United States of America
Nationality	American
Date of birth	d3 d1 m0 m5 y1 y9 y5 y6
Business occupation (if any)	Director

❶ Director appointments
You cannot use this form to appoint a director. To do this, please complete form **AP01** and submit it together with this annual return.

Corporate details
Please use **Section E1-E4** to enter corporate director details.

Director details
All details must agree with those previously notified to Companies House. If you have made changes since the last annual return and have not notified us, please complete form **CH01**.

❷ Former name(s)
Please provide any previous names which have been used for business purposes during the period of this return. Married women do not need to give former names unless previously used for business purposes.

D2 Director's service address ❸

Building name/number	The Company's Registered Office
Street	
Post town	
County/Region	
Postcode	
Country	

❸ Service address
If you have previously notified Companies House that the service address is at 'The Company's Registered Office', please state 'The Company's Registered Office' in the address.

This information will appear on the public record.

In accordance with Section 854 of the Companies Act 2006.

AR01 - continuation page
Annual Return

Director

D1 **Director's details** ❶

Please use this section to list all the directors of the company.
For a corporate director, complete Section E1-E4.

Title*	Mr
Full forename(s)	Ross King
Surname	Graham
Former name(s) ❷	
Country/State of residence	England, United Kingdom
Nationality	British
Date of birth	d1 d5 m0 m8 y1 y9 y4 y7
Business occupation (if any)	Director

❶ **Director appointments**
You cannot use this form to appoint a director. To do this, please complete form **AP01** and submit it together with this annual return.

Corporate details
Please use **Section E1-E4** to enter corporate director details.

Director details
All details must agree with those previously notified to Companies House. If you have made changes since the last annual return and have not notified us, please complete form **CH01**.

❷ **Former name(s)**
Please provide any previous names which have been used for business purposes during the period of this return. Married women do not need to give former names unless previously used for business purposes.

D2 **Director's service address** ❸

Building name/number	5
Street	Sale Place
Post town	London
County/Region	
Postcode	W 2 1 P J
Country	United Kingdom

❸ **Service address**
If you have previously notified Companies House that the service address is at 'The Company's Registered Office', please state 'The Company's Registered Office' in the address.

This information will appear on the public record.

In accordance with Section 854 of the Companies Act 2006.

AR01 - continuation page
Annual Return

Director

D1 Director's details ❶

Please use this section to list all the directors of the company.
For a corporate director, complete Section E1-E4.

Title*	Mr
Full forename(s)	Joseph Michael
Surname	Hickey
Former name(s) ❷	
Country/State of residence	England, United Kingdom
Nationality	British
Date of birth	d2 d2 m0 m4 y1 y9 y5 y9
Business occupation (if any)	General Manager

❶ **Director appointments**
You cannot use this form to appoint a director. To do this, please complete form **AP01** and submit it together with this annual return.

Corporate details
Please use **Section E1-E4** to enter corporate director details.

Director details
All details must agree with those previously notified to Companies House. If you have made changes since the last annual return and have not notified us, please complete form **CH01**.

❷ **Former name(s)**
Please provide any previous names which have been used for business purposes during the period of this return. Married women do not need to give former names unless previously used for business purposes.

D2 Director's service address ❸

Building name/number	Larchwood
Street	Clease Way
Post town	Winchester
County/Region	Hampshire
Postcode	S O 2 1 2 A L
Country	United Kingdom

❸ **Service address**
If you have previously notified Companies House that the service address is at 'The Company's Registered Office', please state 'The Company's Registered Office' in the address.

This information will appear on the public record.

In accordance with Section 854 of the Companies Act 2006.

AR01 - continuation page
Annual Return

Director

D1 Director's details ❶

Please use this section to list all the directors of the company.
For a corporate director, complete Section E1-E4.

Title*	Dr
Full forename(s)	Alastair David
Surname	Milne
Former name(s) ❷	
Country/State of residence	Scotland, United Kingdom
Nationality	British
Date of birth	d0 d8 m1 m1 y1 y9 y4 y2
Business occupation (if any)	Director

❶ **Director appointments**
You cannot use this form to appoint a director. To do this, please complete form **AP01** and submit it together with this annual return.

Corporate details
Please use **Section E1-E4** to enter corporate director details.

Director details
All details must agree with those previously notified to Companies House. If you have made changes since the last annual return and have not notified us, please complete form **CH01**.

❷ **Former name(s)**
Please provide any previous names which have been used for business purposes during the period of this return. Married women do not need to give former names unless previously used for business purposes.

D2 Director's service address ❸

Building name/number	18
Street	Napier Road
Post town	Edinburgh
County/Region	Midlothian
Postcode	E H 1 0 5 A Y
Country	Scotland

❸ **Service address**
If you have previously notified Companies House that the service address is at 'The Company's Registered Office', please state 'The Company's Registered Office' in the address.

This information will appear on the public record.

In accordance with Section 854 of the Companies Act 2006.

AR01 - continuation page
Annual Return

Director

D1 Director's details ❶

Please use this section to list all the directors of the company.
For a corporate director, complete Section E1-E4.

Title*	Mr
Full forename(s)	Barry Michael
Surname	Rose
Former name(s) ❷	
Country/State of residence	Scotland, United Kingdom
Nationality	British
Date of birth	d1 d0 m0 m3 y1 y9 y4 y5
Business occupation (if any)	Director

❶ **Director appointments**
You cannot use this form to appoint a director. To do this, please complete form **AP01** and submit it together with this annual return.

Corporate details
Please use **Section E1-E4** to enter corporate director details.

Director details
All details must agree with those previously notified to Companies House. If you have made changes since the last annual return and have not notified us, please complete form **CH01**.

❷ **Former name(s)**
Please provide any previous names which have been used for business purposes during the period of this return. Married women do not need to give former names unless previously used for business purposes.

D2 Director's service address ❸

Building name/number	8
Street	Spylaw Bank Road
	Colinton
Post town	Edinburgh
County/Region	Midlothian
Postcode	E H 1 3 0 J P
Country	Scotland

❸ **Service address**
If you have previously notified Companies House that the service address is at 'The Company's Registered Office', please state 'The Company's Registered Office' in the address.

This information will appear on the public record.

In accordance with Section 854 of the Companies Act 2006.

AR01 - continuation page
Annual Return

Director

D1 Director's details ❶

Please use this section to list all the directors of the company.
For a corporate director, complete Section E1-E4.

Title*	Mr
Full forename(s)	Michael
Surname	Ruettgers
Former name(s) ❷	
Country/State of residence	United States of America
Nationality	American
Date of birth	d1 d1 m1 m2 y1 y9 y4 y2
Business occupation (if any)	Director

❶ **Director appointments**
You cannot use this form to appoint a director. To do this, please complete form **AP01** and submit it together with this annual return.

Corporate details
Please use **Section E1-E4** to enter corporate director details.

Director details
All details must agree with those previously notified to Companies House. If you have made changes since the last annual return and have not notified us, please complete form **CH01**.

❷ **Former name(s)**
Please provide any previous names which have been used for business purposes during the period of this return. Married women do not need to give former names unless previously used for business purposes.

D2 Director's service address ❸

Building name/number	453
Street	Bedford Road
Post town	Carlisle
County/Region	Massachusetts, 01741
Postcode	
Country	United States of America

❸ **Service address**
If you have previously notified Companies House that the service address is at 'The Company's Registered Office', please state 'The Company's Registered Office' in the address.

This information will appear on the public record.

Corporate director

E1 Corporate director's details ❶

Please use this section to list all the corporate director's of the company.

Corporate body/firm name	
Building name/number	
Street	
Post town	
County/Region	
Postcode	
Country	

❶ **Corporate director appointments**
You cannot use this form to appoint a corporate director. To do this, please complete form **AP02** and submit it together with this annual return.

Corporate director details
All details must agree with those previously notified to Companies House. If you have made changes since the last annual return and have not notified us, please complete form **CH02**.

This information will appear on the public record.

E2 Location of the registry of the corporate body or firm

Is the corporate director registered within the European Economic Area (EEA)?
→ Yes Complete **Section E3 only**
→ No Complete **Section E4 only**

E3 EEA companies ❷

Please give details of the register where the company file is kept (including the relevant state) and the registration number in that register.

Where the company/ firm is registered ❸	
Registration number	

❷ **EEA**
A full list of countries of the EEA can be found in our guidance: www.companieshouse.gov.uk

❸ This is the register mentioned in Article 3 of the First Company Law Directive (68/151/EEC).

E4 Non-EEA companies

Please give details of the legal form of the corporate body or firm and the law by which it is governed. If applicable, please also give details of the register in which it is entered (including the state) and its registration number in that register.

Legal form of the corporate body or firm	
Governing law	
If applicable, where the company/firm is registered ❹	
If applicable, the registration number	

❹ **Non-EEA**
Where you have provided details of the register (including state) where the company or firm is registered, you must also provide its number in that register

AR01
Annual Return

Part 3 Statement of capital ❶

Does your company have share capital?
→ **Yes** Complete the sections below and the following **Part 4**.
→ **No** Go to **Part 5 (Signature)**.

❶ This should reflect the company's capital status at the made up date of this annual return.

F1 Share capital in pound sterling (£)

Please complete the table below to show each class of shares held in pound sterling.
If all your issued capital is in sterling, only complete **Section F1** and then go to **Section F4**.

Class of shares (E.g. Ordinary/Preference etc.)	Amount paid up on each share ❷	Amount (if any) unpaid on each share ❷	Number of shares ❸	Aggregate nominal value ❹
Ordinary	£0.001	0	2,642,700	£ 2,642.70
Ordinary	£0.01	0	45,323,000	£ 45,323.00
Ordinary	£0.03	0	20,772,400	£ 20,772.40
Ordinary	£0.15	0	5,907,400	£ 5,907.40
		Totals	74,645,500	£ 74,645.50

F2 Share capital in other currencies

Please complete the table below to show any class of shares held in other currencies.
Please complete a separate table for each currency.

Currency

Class of shares (E.g. Ordinary/Preference etc.)	Amount paid up on each share ❷	Amount (if any) unpaid on each share ❷	Number of shares ❸	Aggregate nominal value ❹
		Totals		

Currency

Class of shares (E.g. Ordinary/Preference etc.)	Amount paid up on each share ❷	Amount (if any) unpaid on each share ❷	Number of shares ❸	Aggregate nominal value ❹
		Totals		

F3 Totals

Please give the total number of shares and total aggregate nominal value of issued share capital.

Total number of shares	115,290,080
Total aggregate nominal value ❺	£115,290.08

❺ **Total aggregate nominal value**
Please list total aggregate values in different currencies separately. For example: £100 + €100 + $10 etc.

❷ Including both the nominal value and any share premium.

❸ Total number of issued shares in this class.

❹ Number of shares issued multiplied by nominal value of each share.

Continuation Pages
Please use a Statement of Capital continuation page if necessary.

In accordance with Section 854 of the Companies Act 2006.

AR01 - continuation page

Annual Return

Statement of capital [1]

Please complete the table below to show each class of shares held in other currencies. Please complete a separate table for each currency.

[1] This should reflect the company's capital status at the made up date of this annual return.

Currency: Pounds Sterling (GBP)

Class of shares (E.g. Ordinary/Preference etc.)	Amount paid up on each share [2]	Amount (if any) unpaid on each share [2]	Number of shares [3]	Aggregate nominal value [4]
Ordinary	£0.19	0	1,232,000	£1,232
Ordinary	£0.20	0	3,000,000	£3,000
Ordinary	£0.25	0	940,000	£940
Ordinary	£0.28	0	17,718,881	£17,718.88
Ordinary	£0.2902	0	710,900	£710.90
Ordinary	£0.40	0	1,357,500	£1,357.50
Ordinary	£0.75	0	2,971,000	£2,971
Ordinary	£1.7325	0	194,595	£194.59
Ordinary	£2.045	0	454,116	£454.12
Ordinary	£2.10	0	12,065,588	£12,065.59
		Totals	40,644,580	£40,644.58

[2] Including both the nominal value and any share premium.

[3] Total number of issued shares in this class.

[4] Number of shares issued multiplied by nominal value of each share.

F4 Statement of capital (Voting rights)

Please give the prescribed particulars of rights attached to shares for each class of share shown in the statement of capital share tables in **Sections F1** and **F2.**

Class of share	Ordinary
Voting rights	Voting rights : Voting at any general meeting of shareholders is by a show of hands unless a poll is duly demanded. On a show of hands, every Ordinary shareholder who is present in person at a general meeting of the Company has one vote regardless of the number of shares held. On a poll, every Ordinary shareholder who is present in person or by proxy has one vote for every share of which he is the holder. (see also the continuation page for this Section F4)
Class of share	
Voting rights	
Class of share	
Voting rights	
Class of share	
Voting rights	

In accordance with Section 854 of the Companies Act 2006.

AR01 - continuation page
Annual Return

F4 Statement of capital (Voting rights)

Class of share	Ordinary
Voting rights	Voting rights (continued): A poll may be demanded by : (a) the chairman of the meeting; or (b) not less than five members present in person or by proxy and entitled to vote; or (c) a member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or (d) a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right. Dividends: The Company may, by Ordinary Resolution declare dividends according to their respective rights and interests but no such dividend shall exceed the amount recommended by the Directors. Subject to the provisions of the Companies Act 2006, if and so far as in the opinion of the Directors the profits of the Company available for distribution justify such payments, the Directors may from time to time pay interim dividends on shares of any class of such amounts and on such dates and in respect of such periods as they think fit. No dividend shall be paid otherwise than out of profits available for distribution under the provisions of the Statutes. Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall (as regards any shares not fully paid throughout the period in respect of which the dividend is paid) be apportioned and paid pro rata according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purposes of this, no amount paid on a share in advance of calls shall be treated as paid on the share. Rights on a winding-up: Under general principles of Scots law, except as the shareholders have agreed or may otherwise agree, on a winding-up of the Company, the balance of assets available for distribution: (a) after the payment of all the Company's creditors including certain preferential creditors whether statutorily preferred creditors or ordinary creditors; and (b) subject to any special rights attaching to any class of share; is to be distributed among the holders of Ordinary Shares according to the amounts paid-up on the shares held by them.

Part 4 Shareholders

Does your company have share capital?
→ **Yes** Complete the sections below.
→ **No** Go to **Part 5 (Signature)**.

❶ This should reflect the shareholder details at the made up date of this annual return.

G1 Traded public companies ❷

☑ Please tick the box if your company was a traded public company at any time during the period of this return.

❷ **Traded company definition**
A traded company means a company any of whose shares are admitted to trading on a regulated market.

G2 List of past and present shareholders

Private and non-traded public companies are required to provide a 'full list' if one was not included with either of the last two returns.

Traded public companies are required to provide a list of shareholders who held at least 5% of the issued shares of any share class if a list was not provided with either of the last two returns.

Please tick the appropriate box below:

☐ A full list of shareholders for a private or non-traded public company is enclosed. Please complete **Section G3**; or

☑ A list of shareholders holding at least 5% of the issued shares of any share class for a traded public company is enclosed. Please complete **Section G4.**

☐ A list of shareholder changes is enclosed.
→ For private or non-traded public companies, please complete **Section G3**.
→ For traded public companies, please complete **Section G4**.

☐ There were no shareholder changes in this period.
→ Go to **Part 5 (Signature)**.

Please tick the appropriate box below to indicate the format of your shareholder details:
☐ The list of shareholders is enclosed on paper.
☑ The list of shareholders is enclosed in another format.

G3

Private or non-traded public companies – list of past and present shareholders

This section should only be completed by companies that have not traded on a regulated market at any time during the period of this return.

Changes during this period to shareholders' particulars or details of the amount of stock or shares transferred must be completed each year.

You must provide a 'full list' of all company shareholders on:
– The company's first annual return following incorporation;
– Every third annual return after a full list has been provided.

Please list the company shareholders in alphabetical order.

Joint shareholders should be listed consecutively.

Further shareholders
Please use a 'Private or non-traded public companies – list of past and present shareholders' continuation page if necessary.

		Shares or stock currently held	Shares or stock transferred (if appropriate)	
Shareholder's Name (Address not required)	Class of share	Number of shares or amount of stock	Number of shares or amount of stock	Date of registration of transfer
				/ /
				/ /
				/ /
				/ /
				/ /
				/ /
				/ /
				/ /
				/ /
				/ /
				/ /
				/ /
				/ /

G4 Traded public companies – list of past and present shareholders

This section should show the shareholders that hold at least 5% of any class of share(s) of the company at the date of this return. It should only be completed by public companies that have traded on a regulated market at any time during the period of this return.

Changes during this period to shareholders' particulars or details of the amount of stock or shares transferred must be completed each year.

You must provide a 'full list' of all company shareholders on:
- The company's first annual return following incorporation;
- Every third annual return after a full list has been provided.

Please list the company shareholders in alphabetical order.

Joint shareholders should be listed consecutively.

Further shareholders
Please use a 'Traded public companies – list of past and present shareholders' continuation page if necessary.

		Shares or stock currently held	Shares or stock transferred (if appropriate)	
Shareholder's details	Class of share	Number of shares or amount of stock	Number of shares or amount of stock	Date of registration of transfer
Name				/ /
Address				/ /
				/ /
Name				/ /
Address				/ /
				/ /
Name				/ /
Address				/ /
				/ /
Name				/ /
Address				/ /
				/ /

AR01
Annual Return

Part 5 Signature

This must be completed by all companies.

I am signing this form on behalf of the company.

Signature

Signature
X [signature] X

This form may be signed by:
~~Director~~ [1], Secretary, ~~Person authorised [2], Charity commission receiver and manager, CIC manager, Judicial factor.~~

[1] Societas Europaea
If the form is being filed on behalf of a Societas Europaea (SE) please delete 'director' and insert details of which organ of the SE the person signing has membership.

[2] Person authorised
Under either section 270 or 274 of the Companies Act 2006.

AR01
Annual Return

Presenter information

You do not have to give any contact information, but if you do it will help Companies House if there is a query on the form. The contact information you give will be visible to searchers of the public record.

Contact name: Jill Goldsmith

Company name: Wolfson Microelectronics plc

Address: Westfield House
26 Westfield Road

Post town: Edinburgh

County/Region:

Postcode: E H 1 1 2 Q B

Country: Scotland

DX:

Telephone: 0131 272 7000

Checklist

We may return forms completed incorrectly or with information missing.

Please make sure you have remembered the following:

- ☐ The company name and number match the information held on the public Register.
- ☐ You have completed your principal business activity.
- ☐ You have not used this form to make changes to the registered office address.
- ☐ You have not used this form to make changes to secretary and director details.
- ☐ You have fully completed the Statement of capital (if applicable).
- ☐ You have signed the form.
- ☐ You have enclosed the correct fee.

Important information

Please note that all information on this form will appear on the public record.

How to pay

A fee of £30 is payable to Companies House in respect of an Annual Return

Make cheques or postal orders payable to 'Companies House.'

Where to send

You may return this form to any Companies House address, however for expediency we advise you to return it to the appropriate address below:

For companies registered in England and Wales:
The Registrar of Companies, Companies House,
Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff.

For companies registered in Scotland:
The Registrar of Companies, Companies House,
Fourth floor, Edinburgh Quay 2,
139 Fountainbridge, Edinburgh, Scotland, EH3 9FF.
DX ED235 Edinburgh 1
or LP - 4 Edinburgh 2 (Legal Post).

For companies registered in Northern Ireland:
The Registrar of Companies, Companies House,
Second Floor, The Linenhall, 32-38 Linenhall Street,,
Belfast, Northern Ireland, BT2 8BG.
DX 481 N.R. Belfast 1.

Further information

For further information, please see the guidance notes on the website at www.companieshouse.gov.uk
or email enquiries@companieshouse.gov.uk

This form is available in an alternative format. Please visit the forms page on the website at www.companieshouse.gov.uk